Exhibit 99.1

Kenon’s Subsidiary OPC Announces Results of Classified Investor Bid for its Public Offering

Singapore, June 29, 2022. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is providing updates on its subsidiary OPC Energy Ltd.’s (“OPC”) public offering of NIS 335 million (approximately $98 million) of new shares on the Tel Aviv Stock Exchange (“TASE”).

The public offering includes an offering to classified investors. Classified investors have submitted orders for 150,940 units of 100 ordinary shares each. OPC intends to accept commitments to purchase 94,438 units at a price per unit of NIS 3,500 (approximately $1,012) (the “Unit Price”). As part of the classified investors’ bid, Kenon undertook to purchase 38,980 units at a price per unit equal to the Unit Price for a total price of NIS 136 million (approximately $39.4 million). The Unit Price will be the minimum price per unit in the offering, and the final price per unit will be determined during the public offering, to the extent that it takes place. The offering is subject to conditions, including the approval of the TASE for listing of the shares.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the public offering by OPC, including with respect to the classified investor tranche of the offering, the price and the amount of securities committed by the classified investors, including Kenon, to be accepted by OPC, the Unit Price and the final price per unit to be determined and other non-historical matters. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including risks relating to market conditions, the risk that the contemplated offering does not proceed on the terms indicated herein, or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.